Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

December 26, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Hugh Fuller

Re:	Aprecia Inc.
Registration Statement of Form SB-2
Filed November 13, 2006
File number 333-138625

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated December 7, 2006 relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Aprecia, Inc. (the "Company"). On behalf of the Company, we respond as set forth below.

Form SB-2

Risk Factors, page 7

1.
We note that the convertible debentures sold in your March 2006 transaction are secured by your assets. A risk factor relating to this security interest in your assets appears appropriate particularly in light of the fact that your current assets are insufficient to satisfy the obligations represented by the convertible debentures.

Response

We have revised the registration statement to include the requested risk factor.

We are controlled by current officers, directors and principal stockholders, page 9

2.
Here and elsewhere, as appropriate, please discuss the material terms of shareholder voting agreement you have filed as an exhibit to this registration statement. The agreements provides for how stockholders holding 76.7 percent of your current outstanding shares of common stock will vote their shares. Such an agreement is material to understanding the control on the company exerted by such stockholders.

Response

We have revised the registration statement to include a discussion of the Shareholder Voting Agreement.

Selling Stockholders, page 23

3.
It is unclear from the disclosure in your prospectus whether the convertible debentures sold in your March 2006 transaction have in fact been sold and delivered and the transaction consummated. State when the payments for the convertible debentures was or will be made. Please clarify your disclosure throughout.

Response

We have revised the registration statement to clarify that the convertible debentures sold in the March 2006 transaction have in fact been sold and delivered on March 10, 2006.

4.
Please revise this section to provide the material terms of all transactions between you and the selling stockholders and to indicate whether any selling stockholder has had any other material relationship with you within the same period. See Item 507 of Regulation S-B. In this regard, you should provide disclosure with respect to the transactions in which your selling stockholders acquired the securities that are being registered for resale here, including information regarding the nature, date and value of the issuance transactions.

Response

We have revised the selling stockholder table as requested.

5.
Please discuss the material terms of the convertible debentures including the conversion price and mechanism. We also note that Section 4(b) of the convertible debentures provides that the conversion price may be adjusted. Please explain.

Response

We have revised the selling stockholder table to include a discussion of the material terms of the convertible debentures and the fact that the conversion price is adjustable.

6.
We note that the proceeds from the sale of the convertible debentures were to be deposited with an escrow agent pursuant to Section 2.1 of your securities purchase agreement. You have not, however, filed the escrow agreement with your registration statement. It appears that such agreement should be filed pursuant to Item 601 (b)(10)(i) of Regulation S-B.

Response

We do not believe that we are required to file the escrow agreement as it is not a material agreement. The escrow agreement was used as a mechanism for the investors and the Company to exchange the money and the securities. As the transaction has closed and all securities have been transferred, the agreement is no longer operational and we do not believe it is required to file as an exhibit to the registration statement.

7.
Please disclose whether any selling stockholder is a registered broker-dealer. For example, it appears that Merit Investments is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

Response

The Company has advised, except for one selling stockholder, that none of the selling stockholders are registered broker dealers. We have identified the applicable selling stockholder as an underwriter.

8.
Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response

The Company has advised that none of the selling stockholders are affiliates of registered broker dealers.

9.
Please identify the natural persons who exercise voting and/or dispositive power over the shares being offered for resale by your selling stockholders that are entities such as Double U Master Fund, Tobanna Enterprise, CMS Capital, Merit Investments, Paiadium Capital Advisors, Longworth Capital Partners and The Rider Group. Please see Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations as well as Rule 13d-3 under the Exchange Act and Item 507 of Regulation S-K for additional guidance.

Response

We have revised the registration statement to include information relating to the dispositive and voting control over the selling stockholders that are entities.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

10.
Please revise your disclosure here to include all facts and circumstances supporting your determination that each sale of securities was exempt from the registration requirements of the Securities Act. In particular, we note that your October 2006 private placement involved 47 investors all of whom appear to be individuals. Clarify the number of these investors who were accredited. Please also explain your statement that “all of the above-reference persons were provided with access to [y]our Securities and Exchange Commission filings.”

Response

Please note that each of the investors that participated in the October 2006 private placement were accredited investors. Each of the investors provided the Company with a written confirmation of the fact that they were accredited. We have removed the statement that each of the investors was provided access to our filings.

Item 27. Exhibits., page II-2

11.
We note that the exhibits you have filed are forms of the agreements you intended to file with your registration statement. Please file all executed versions of agreements required to be filed pursuant to Item 601 of Regulation S-B.

Response

We have filed the all executed versions of the agreements.

12.
We note that your registration statement includes shares currently issued and outstanding and shares that are issuable upon conversion of outstanding debentures. Your current legal opinion, however, speaks only to the legality of shares yet to be issued. Please revise your legal opinion to specifically identify the shares being opined upon and to address all shares being registered.

Response

We have revised the opinion to specifically identify all shares being opined upon and to address all shares being registered.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-930-9700.

Very truly yours,

/s/Stephen Fleming

Stephen Fleming